FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2002
                                          ------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F X      Form 40-F
                                 ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes      No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  January 9, 2002                   By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.



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This is the form  required  under  section 139 of the  Securities  Rules and, if applicable, by an order issued under section 76 of the Securities Act.

                       BC FORM 45-902F (Formerly Form 20)

                                 Securities Act

                          Report Of Exempt Distribution


(Please refer to the instructions before completing the information below.)

Report of a  distribution  of a security  under section  74(2)(1) to (5), (8) to
(10), (11)(i),  (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, or, if applicable, by an order issued under section 76 of the Securities Act.

1.   Name,   address  and  telephone  number  of  the  issuer  of  the  security distributed.

     Trimark Oil & Gas Ltd.
     ---------------------------------------------------------------------------
     Name of issuer

     #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7
     ---------------------------------------------------------------------------
     Address

     (604) 685-9316
     ---------------------------------------------------------------------------
     Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.
     ---------------------------------------------------------------------------

3.   Describe the type of security and the aggregate number distributed.

     Incentive stock options for the purchase of up to 50,000 common shares, at $0.15 per share, until December 31, 2004.
     ---------------------------------------------------------------------------

4.   Date of the distribution(s) of the security.

     January 7, 2002, being the date regulatory approval was received by the Company.
     ---------------------------------------------------------------------------

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

     Sections 74(2)(9) of the Securities Act (British Columbia).
     ---------------------------------------------------------------------------

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                                      - 2 -


6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section. (a)


                                                                               Section of Act/Rules and
                                                    Exercise        Total      if applicable, Date of
                                      Number of       Price        Purchase    Discretionary Order,
     Full Name and Residential         Options      Per Share        Price     Blanket Order Number or
     Address of Purchaser              Granted       (CDN $)        (CDN$)     BC Instrument Number


     Kurt Johnson                       50,000        $0.15       Nil, grant   Sec. 74(2)(9) of the
     #206 - 5000 California Ave.                                  of stock     Securities Act
     Bakersfield, CA                                              options      (British Columbia)
     93309



(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

     Nil.
     ---------------------------------------------------------------------------

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.


                                      Compensation Paid
                                      (number and type
                                     of security and/or       Price Per
                                        cash amount)            Share
     Name and Address of Agent              (CDN$)             (CDN$)         Name(s) of Purchaser(s)


     N/A                                    N/A                  N/A           N/A



9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

     Not applicable
     ---------------------------------------------------------------------------

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

          Not applicable
          ----------------------------------------------------------------------

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

          Not applicable
          ----------------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 9th day of January, 2002.


Trimark Oil & Gas Ltd.
--------------------------------------
Name of issuer (please print)

/s/Nick DeMare
--------------------------------------
Signature of authorized signatory

Nick DeMare
--------------------------------------
Name and office of authorized
signatory (please print)



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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